Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

of Northern Lights Fund Trust:

We consent to the incorporation by reference, in this Registration Statement on Form N-1A, of our report dated May 29, 2007 on the statement of assets and liabilities, including the schedule of investments, of Hallmark Small-Cap Growth Fund (“the Fund”) of Hallmark Equity Series Trust (currently known as Roanoke Small-Cap Growth of Northern Lights Fund Trust) as of March 31, 2007, and the related statements of operations for the year then ended, and changes in net assets and financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-1A.

We also consent to the references to our firm under the headings “Financial Highlights” included in this Registration Statement on Form N-1A.

KPMG LLP

New York, New York

July 25, 2007